Issuer Free Writing Prospectus
Filed under Rule 433
Registration Statement No. 333-278066
333-278066-01
Pricing Term Sheet
MSD Netherlands Capital B.V. (the “Issuer”)
May 16, 2024
3.250% Notes due 2032
3.500% Notes due 2037
3.700% Notes due 2044
3.750% Notes due 2054

Issuer:	MSD Netherlands Capital B.V.
Guarantor:	Merck & Co., Inc., Rahway, N.J., USA
Expected Ratings of the Notes:*	A1 (positive) Moody’s / A+ (stable) S&P
Trade Date:	May 16, 2024
Settlement Date:**	May 30, 2024 (T+9)
Format:	SEC Registered
Joint Book-Running Managers:	Citigroup Global Markets Europe AG, BNP Paribas, Deutsche Bank Aktiengesellschaft
Co-Managers:
HSBC Bank plc, Mizuho Securities Europe GmbH, Banco Santander, S.A., Bilbao Vizcaya Argentaria, S.A., DNB Bank ASA, Société Générale, SMBC Bank EU AG, U.S. Bancorp Investments, Inc., Wells Fargo Securities Europe S.A., Drexel Hamilton, LLC, Penserra Securities LLC, R. Seelaus & Co., LLC, Siebert Williams Shank & Co., LLC

Title:	3.250% Notes due 2032	3.500% Notes due 2037	3.700% Notes due 2044	3.750% Notes due 2054
Principal Amount:	€850,000,000	€850,000,000	€850,000,000	€850,000,000
Maturity Date:	May 30, 2032	May 30, 2037	May 30, 2044	May 30, 2054
Interest Payment Dates:	May 30, commencing May 30, 2025	May 30, commencing May 30, 2025	May 30, commencing May 30, 2025	May 30, commencing May 30, 2025
Coupon:	3.250% annual	3.500% annual	3.700% annual	3.750% annual
Spread to Mid-Swap:	+55 bps	+80 bps	+105 bps	+133 bps
Mid-Swap Yield:	2.738%	2.751%	2.682%	2.463%
Benchmark Security:	DBR 0.000% due February 15, 2032	DBR 4.000% due January 04, 2037	DBR 3.250% due July 04, 2042	DBR 1.800% due August 15, 2053
Spread to Benchmark Security:	+88.3 bps	+98.0 bps	+107.4 bps	+ 119.6 bps
Benchmark Security Spot and Yield:	€83.20 / 2.405%	€115.23 / 2.571%	€108.42 / 2.658%	€83.80 / 2.597
Yield to Maturity:	3.288%	3.551%	3.732%	3.793%
Price to Public:	99.736%	99.476%	99.555%	99.237%
Underwriting Discount:	40 bps	45 bps	62.5 bps	65 bps
Make-Whole Call:	Prior to the applicable Par Call Date with respect to a series of notes, each such series of notes will be redeemable in whole or in part, at the Issuer’s option at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments (as defined in the preliminary prospectus supplement) (not including any portion of such payment of interest accrued as of the date of redemption) discounted to the redemption date (assuming the notes matured on the applicable Par Call Date) on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined in the preliminary prospectus supplement), plus 15 basis points with respect to the 2032 notes, the Comparable Government Bond Rate, plus 15 basis points with respect to the 2037 notes, the Comparable Government Bond Rate, plus 20 basis points with respect to the 2044 notes and the Comparable Government Bond Rate, plus 20 basis points with respect to the 2054 notes, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

Par Call:
On or after February 29, 2032 for the 2032 notes, February 28, 2037 for the 2037 notes, November 30, 2043 for the 2044 notes and November 30, 2053 for the 2054 notes (three months prior to the maturity date of the 2032 notes and 2037 notes, and six months prior to the maturity date of the 2044 notes and the 2054 notes, as applicable), the Issuer may redeem in whole or in part the 2032 notes, the 2037 notes, the 2044 notes or the 2054 notes, as applicable, at any time or from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the applicable notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

Taxation Redemption:	The Issuer may offer to redeem all, but not less than all, of the notes in the event of certain changes in the tax laws of the United States or the Netherlands or any taxing authority in the United States or the Netherlands. This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the notes to, but excluding, the date fixed for redemption.
Denominations:	€100,000 x €1,000	€100,000 x €1,000	€100,000 x €1,000	€100,000 x €1,000
Expected Listing:	NYSE	NYSE	NYSE	NYSE
Governing Law:	State of New York	State of New York	State of New York	State of New York
Day Count Convention:	ACTUAL / ACTUAL (ICMA)	ACTUAL / ACTUAL (ICMA)	ACTUAL / ACTUAL (ICMA)	ACTUAL / ACTUAL (ICMA)
Common Code:	282548518	282548585	282548607	282548623
ISIN:	XS2825485183	XS2825485852	XS2825486074	XS2825486231
CUSIP:	N59340 AA2	N59340 AB0	N59340 AC8	N59340 AD6
Target Markets/PRIIPs:	UK MiFIR Product Governance Rules professionals/ECPs-only / No EEA PRIIPs KID or UK PRIIPs KID - Manufacturer target market (UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the European Economic Area or the United Kingdom.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**Note: We expect to deliver the notes against payment therefor on the ninth business day in the City of New York (which is also the ninth business day in London and the ninth business day in the Netherlands) following the Trade Date (such settlement being referred to as “T+9”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+9, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.
This pricing term sheet supplements the preliminary prospectus supplement issued by MSD Netherlands Capital B.V. on May 15, 2024 relating to its prospectus dated May 14, 2024.
The Issuer has filed a preliminary prospectus supplement and registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement, and other documents the Issuer has filed with the SEC and that are incorporated by reference into the preliminary prospectus supplement for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Europe AG at +1 (800) 831-9146, BNP Paribas at +1 (800) 854-5674 or Deutsche Bank Aktiengesellschaft +49(69)910-30725.
The communication of this term sheet and any other document or materials relating to the issue of the notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.
In the United Kingdom, this communication is only addressed to, and directed at, persons who are not one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended) where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA.

In member states of the European Economic Area (“EEA”), this communication is only addressed to, and directed at, persons who are not one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive (EU) 2014/65 (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Relevant stabilization regulations including FCA/ICMA will apply.